APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Pura Vida Coffee Company LLC
Profit and Loss
January - December 2020

		Total
Income		
Sales		2,107.47
Total Income	$	**2,107.47**
Cost of Goods Sold		
Cost of Goods Sold		1,514.83
Credit Card Processing Fees		449.63
Packaging		2,643.44
Shipping		117.00
Fulfillment Costs		1,000.00
Total Shipping	$	**1,117.00**
Total Cost of Goods Sold	$	**5,724.90**
Gross Profit	-$	**-3,617.43**
Expenses		
Advertising & Marketing		34.93
Digital Resources		700.63
Martech Software		445.81
Selling & Promotion		348.24
Total Advertising & Marketing	$	**1,529.61**
Bank Charges & Fees		411.61
Currency conversion		1,055.00
Insurance		397.93
Legal & Professional Services		
Legal Services		5,936.25
Professional Services		4,972.50
Total Legal & Professional Services	$	**10,908.75**
Management Software		1,232.48
Office Supplies		635.13
Rent & Lease		859.31
Travel		5,112.38
Utilities		334.97
Total Expenses	$	**22,477.17**
Net Operating Income	-$	**-26,094.60**
Other Expenses		
Other Miscellaneous Expense		0.00
Total Other Expenses	$	**0.00**
Net Other Income	$	**0.00**
Net Income	-$	**-26,094.60**

Pura Vida Coffee Company LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
PayPal ignacio@troubardour.com	457.77
TD Bank *2519	745.95
Total Bank Accounts	$ 1,203.72
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	$ 0.00
Other Current Assets	
Inventory	0.00
Coffee	5,345.55
Tico Dripper	1,867.89
Total Inventory	$ 7,213.44
Loans to Stockholders	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 7,213.44
Total Current Assets	$ 8,417.16
TOTAL ASSETS	$ 8,417.16
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	0.00
Owner's Investment	
Carlo Casorzo	8,292.83
Ignacio Oreamuno	4,177.01
Luisa Amalia Urcuyo	25,269.86
Total Owner's Investment	$ 37,739.70
Owner's Pay & Personal Expenses	-3,206.60
Retained Earnings	-21.34
Net Income	-26,094.60
Total Equity	$ 8,417.16
TOTAL LIABILITIES AND EQUITY	$ 8,417.16

Pura Vida Coffee Company LLC
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-26,094.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory	0.00
Inventory:Coffee	-5,345.55
Inventory:Tico Dripper	-1,867.89
Loans to Stockholders	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 7,213.44
Net cash provided by operating activities	-$ 33,308.04
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment:Carlo Casorzo	8,292.83
Owner's Investment:Ignacio Oreamuno	4,177.01
Owner's Investment:Luisa Amalia Urcuyo	25,269.86
Owner's Pay & Personal Expenses	-3,206.60
Net cash provided by financing activities	$ 34,533.10
Net cash increase for period	$ 1,225.06
Cash at beginning of period	-21.34
Cash at end of period	$ 1,203.72

I, Federico Ignacio Oreamuno, certify that:

1. The financial statements of Pura Vida Coffee Company LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Pura Vida Coffee Company LLC included in this Form reflects accurately the information reported on the tax return for Pura Vida Coffee Company LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature _Federico Ignacio Oreamuno_

Name: Federico Ignacio Oreamuno

Title: CEO